Exhibit 99.1

Fortuna reports 2016 production of 10.2 million silver equivalent ounces and issues guidance for 2017

Vancouver, January 11, 2017 — Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce 2016 production figures from its two underground operating silver mines, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The company produced 7.4 million ounces of silver and 46.6 thousand ounces of gold or 10.2 million Ag Eq* ounces.

Jorge A. Ganoza, President and CEO, commented: “We leave behind a year of important achievements with the successful expansion of our San Jose Mine to 3,000 tpd and the acquisition of the Lindero gold Project in Salta, Argentina. Lindero adds 1.5 million ounces of gold reserves to our existing inventory and positions Fortuna for its next leg of growth.” Mr. Ganoza continued, “In 2017, our expansion plans are going to be underpinned by our solid low-cost production base providing financial flexibility to execute engineering and development plans for Lindero and continue exploring for new compelling precious metal opportunities in the Americas and abroad.”

2016 Consolidated Production Highlights

•	Silver and gold production were 5 % and 9 % respectively above 2016 guidance

•	Silver production of 7,380,217 ounces; 11 % increase over 2015

•	Gold production of 46,551 ounces; 17 % increase over 2015

•	Zinc production of 43,204,154 pounds; 21 % increase over 2015

•	Lead production of 32,673,479 pounds; 37 % increase over 2015

(*)	Silver equivalent is calculated using a silver to gold ratio of 60 to 1

2016 Consolidated Operating Results

	Q4 2016			2016
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	135,121	273,036		514,828	905,467
Average tpd milled	1,501	3,103		1,438	2,596

Silver
Grade (g/t)	82	225		90	228
Recovery (%)	82.43	92.48		84.39	92.36
Production (oz)	291,988	1,828,110	2,120,098	1,255,981	6,124,235	7,380,217

	Q4 2016			2016
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.21	1.69		0.20	1.72
Recovery (%)	17.03	92.24		16.41	92.07
Production (oz)	152	13,660	13,812	533	46,018	46,551

Lead
Grade (%)	2.60			3.06
Recovery (%)	94.17			94.10
Production (lbs)	7,290,060		7,290,060	32,673,479		32,673,479

Zinc
Grade (%)	4.06			4.25
Recovery (%)	91.05			89.50
Production (lbs)	11,006,018		11,006,018	43,204,154		43,204,154

Note: Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

San Jose Mine, Mexico

Silver and gold production for 2016 were 6,124,235 ounces and 46,018 ounces, or 4 percent and 10 percent above annual guidance, respectively. Annual average head grades for silver and gold were 228 g/t and 1.72 g/t, respectively.

Caylloma Mine, Peru

Silver production for 2016 was 1,255,981 ounces or 7 percent above annual guidance. Annual average head grades for silver, lead and zinc were 90 g/t, 3.06 % and 4.25%, respectively.

2017 Consolidated Production and Cash Cost Guidance

	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost ($/t)	AISC ($/oz Ag)
San Jose Mine, Mexico	7.1	51.9	NA	NA	56.7	8.4
Caylloma Mine, Peru	1.0	0.5	30.0	41.0	75.5	10.8

Total	8.1	52.4	30.0	41.0

•	2017 silver equivalent production guidance of 11.2 million ounces

•	2017 consolidated AISC of $9.8/oz Ag, refer to the appendix for details

Notes:

1.	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 60 to 1
2.	All-in sustaining cash cost (AISC) per ounce of silver is net of by-products gold, lead and zinc
3.	Total figures may not add due to rounding

2017 Outlook

San Jose Mine, Mexico

San Jose plans to process 1,050,000 tonnes of ore averaging 230 g/t Ag and 1.67 g/t Au. Capital investment is estimated at $23.2 million.

Major capital investments include:

• Mine development:	$6.5 million

• Equipment and infrastructure:	$2.2 million

• Tailings filtration plant expansion:	$6.5 million

• Brownfields exploration:	$7.0 million

Caylloma Mine, Peru

Caylloma plans to process 535,000 tonnes of ore averaging 71 g/t Ag, 2.73% Pb and 3.86% Zn. Capital investment is estimated at $14.1 million.

Major capital investments include:

• Mine development:	$6.9 million

• Equipment and infrastructure:	$3.3 million

• Brownfields exploration:	$3.9 million

Lindero gold Project, Argentina

The company continues advancing with the optimization of the 2016 Feasibility Study; including tradeoff metallurgical tests and detailed engineering revisions. Initial results for the various components of the optimization are expected to be released in March 2017.

Brownfields Exploration Highlights

San Jose Mine, Mexico

Brownfields exploration program budget for 2017 at the San Jose Mine is $7.0 million, which includes 31,000 meters of diamond drilling and 600 meters of underground development for drilling to define future resources. Exploration drilling is in progress at the Trinidad Central zone and on the sub-parallel Ocotlan vein in the San Jose Mine.

Caylloma Mine, Peru

Brownfields exploration program budget for 2017 at the Caylloma Mine is $3.9 million, which includes 22,000 meters of diamond drilling. Drilling will focus on testing extensions of the principal Animas vein both northeast and southwest from current underground operations. Exploration drilling is in progress on extensions of ore-shoots immediately beneath current operations.

Lindero gold Project, Argentina

The Arizaro gold-copper porphyry target lies within the Lindero Project concession block and contains a Mineral Resource as detailed in the 2016 Feasibility Study. We plan to investigate the economic potential of including the Arizaro target into the existing Lindero resource through surface mapping, re-logging of approximately 8,000 meters of core and initial metallurgical tests with a budget of $450,000.

Greenfields Exploration Highlights

Serbia

Through two C$1.5 million equity investments in Medgold Resources Corp. (see Medgold’s news release dated January 9, 2017), Fortuna is funding a Strategic Alliance with Medgold and has the option to nominate two Selected Properties over the course of 2017 to form joint ventures with Medgold. Exploration will center on high and low-sulfidation epithermal gold-silver mineralization in the western portion of the Tethyan orogenic system. Each joint venture, if formed, will allow Fortuna the right to earn a 51 percent interest by spending $3.0 million over three years, with a first-year commitment of $1.0 million, and gain an additional 19 percent interest by spending a further $5.0 million and completing a Preliminary Economic Assessment.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious and base metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Appendix

2017 AISC Guidance Breakdown

San Jose Mine AISC:

Item	($/oz Ag)
Cash cost net of by-product credits	2.4
Commercial and government royalties/mining tax	1.2
Workers’ participation	0.8
Subsidiary G&A	0.7
Sustaining capex	2.3
Brownfields exploration	1.0
AISC	8.4

Caylloma Mine AISC:

Item	($/oz Ag)
Cash cost net of by-product credits	-8.9
Commercial and government royalties/mining tax	0.9
Workers’ participation	0.2
Subsidiary G&A	3.4
Sustaining capex	11.0
Brownfields exploration	4.2
AISC	10.8

Consolidated AISC:

Item	($/oz Ag)
Cash cost net of by-product credits	1.1
Commercial and government royalties/mining tax	1.1
Workers’ participation	0.7
Subsidiary G&A	1.0
Corporate G&A	1.1
Sustaining capex	3.4
Brownfields exploration	1.4
AISC	9.8

Note: Total figures may not add up due to rounding